FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 HSBC HOLDINGS PLC

NEW DIRECTORSHIP HELD BY A DIRECTOR

IN ANY OTHER PUBLICLY QUOTED COMPANY

6 December 2018

Pursuant to the Financial Conduct Authority's Listing Rule 9.6.14 (2), this is to notify that Mark Edward Tucker, non-executive Group Chairman of HSBC Holdings plc, has been appointed as non-executive Chairman of Discovery Limited with effect from 1 March 2019. Discovery Limited is a South Africa-based financial services group that is listed on the Johannesburg Stock Exchange.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

Media enquiries to:

Heidi Ashley      +44 (0) 20 7992 2045     heidi.ashley@hsbc.com

Note to Editors:

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,800 offices in 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,603bn at 30 September 2018, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 06 December 2018